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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  March 31, 2002

[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


Part I - Registrant Information

Full Name of Registrant: VIDEO NETWORK COMMUNICATIONS, INC.

Former Name if Applicable:

Address of Principal Executive Office: 50 International Drive, Portsmouth, New Hampshire 03801


Part II - Rules 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)        The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ]    (c)        The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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Part III - Narrative

         The Registrant could not file its quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2002 on the prescribed filing date for the following reasons:

     The Registrant was unable to timely complete its Quarterly Report on Form 10-QSB without unreasonable effort and expense. Specifically, members of senior management of the Registrant have been engaged in the negotiation of certain critical financing transactions on behalf of the Registrant and were thus unable to timely complete Registrant's quarterly financial statements for the period ended March 31, 2001. The Registrant expects these transactions to close on or about May 15, 2002 and will file its Quarterly Report on Form 10-QSB on or before the fifth calendar day following the prescribed due date. More detailed information regarding these transactions will be disclosed in the Registrant's Annual Report on Form 10-KSB, to be filed not later than May 20, 2002, and in a report on Form 8-K, to be filed by the Registrant not later than May 30, 2002.


Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

Robert H. Emery, Chief Financial Officer             (603)         334-6741
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            (Name)                                (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

         The Registrant's Annual Report on Form 10-KSB for the period ended December 31, 2001 has not yet been filed. The Registrant anticipates making this filing not later than May 20, 2002.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         The Registrant anticipates reporting: (i) revenues of approximately $367,000 for the fiscal quarter ended March 31, 2002 as compared to revenues of $2,653,588 for the fiscal quarter ended March 31, 2001; (ii) operating expenses of approximately $1,700,000 for the fiscal quarter ended March 31, 2002 as compared to operating expenses of $2,100,000 for the fiscal quarter ended March 31, 2001; and (iii) operating losses of approximately $1,600,000 for the fiscal quarter ended March 31, 2002 as compared to operating losses of $700,000 for the fiscal quarter ended March 31, 200.

         A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-QSB to be filed.


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         Video Network Communications, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated this 14th day of May, 2002

                                              VIDEO NETWORK COMMUNICATIONS, INC.


                                              By  /s/ Robert H. Emery
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                                                  Robert H. Emery
                                                  Chief Financial Officer